SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

XETA Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share, of XETA Technologies, Inc.

(Title of Class of Securities)

983909102

(CUSIP Number of Class of Securities)

Robert B. Wagner
Chief Financial Officer, Treasurer and Secretary
XETA Technologies, Inc.
1814 West Tacoma Street
Broken Arrow, Oklahoma, 74012
(918) 664-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:

Nancy C. Jones, Esq.
Barber & Bartz, P.C.
Suite 800

525 S. Main Street

Tulsa, Oklahoma 74103

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$306,032	$17.08

*

Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 386,800 shares of common stock, par value $0.001 per share, of XETA Technologies, Inc. having an aggregate value of $306,032 will be cancelled pursuant to this offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .00005580 times the transaction valuation or $55.80 per $1,000,000 of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17.08
Form or Registration No.:	005-39050
Filing Party:	XETA Technologies, Inc.
Date Filed:	September 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Table of Contents

This Amendment No. 1 to the Schedule TO relates to an offer by the Company to eligible employees of the Company to exchange certain options (the “Eligible Options”) outstanding under the XETA Technologies, Inc. 2000 Stock Option Plan (the “2000 Plan”) and the XETA Technologies, Inc. 2004 Omnibus Stock Incentive Plan (the “2004 Plan”)  to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), for new stock options to purchase shares of the Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form. The new options will be granted under the 2000 Plan upon the terms and conditions described in the Offer to Exchange and the related Election Forms.

This Amendment is made to revise Item 12 (Exhibits) to amend Exhibit (a)(1)(A) to the Schedule TO, and to add Exhibit (a)(1)(P). The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO on  September 17, 2009, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 12.                EXHIBITS

(a)(1)(A)	Offer to Exchange dated September 17, 2009, as amended October 1, 2009

(a)(1)(P)	Email to Eligible Employees Regarding Amended Offer to Exchange

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

XETA Technologies, Inc.

/s/ Robert B. Wagner
Robert B. Wagner, Chief Financial Officer

Date:  October 1, 2009